Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 31, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and consolidates, supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock, the extension of our offering, and the filing of a registration statement for a follow-on public offering;

(2)	updates to the description of our real property acquisitions;

(3)	an update to the “Risk Factors” section of our prospectus;

(4)	the declaration of distributions to our stockholders and distributions made as of June 30, 2013;

(5)	the compensation, fees and reimbursements incurred to our advisor and its affiliates as of June 30, 2013;

(6)	our entrance into a preferred equity loan to provide interim financing for the construction of certain hospital facilities and the repayment of a bridge loan;

(7)	the partial repayment of the Victory/Walnut Hill Bridge Loan;

(8)	an amendment to the KeyBank Loan Agreement and an increase in the KeyBank Credit Facility;

(9)	an update to our share repurchase program;

(10)	an update to the key personnel of our advisor;

(11)	an update to the estimated use of proceeds;

(12)	an update to the management compensation and the estimated acquisition expenses;

(13)	an update to the “Selected Financial Data” section of our prospectus;

(14)	incorporation of certain information by reference; and

(15)	revised forms of subscription agreements.

Status of our Public Offering, Filing of Registration Statement for Follow-on Public Offering, Extension of this Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of October 11, 2013, we had accepted investors’ subscriptions for and issued 57,132,454 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $567,577,003. As of October 11, 2013, we had 117,867,546 shares of our common stock remaining in our Offering.

On October 11, 2013, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, or the Securities Act, to register a maximum of $240,000,000 in shares of our common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of $10,000,000 of additional shares pursuant to the DRIP. Accordingly, as provided pursuant to Rule 415 promulgated under the Securities Act, we are extending our current public offering until the earlier of (i) June 8, 2014; (ii) the date on which the maximum offering has been sold; (iii) the effective date of the registration statement for our follow-on offering. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

The fifth paragraph of the cover page of the prospectus is superseded in its entirety as follows:

SC Distributors, LLC, which is a member firm of the Financial Industry Regulatory Authority, or FINRA, serves as our dealer manager and will offer our shares of common stock on a best efforts basis. We will sell shares of our common stock in this offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold.

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 7 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

We are offering an aggregate of up to 150,000,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to an additional 25,000,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The second paragraph of the “Prospectus Summary – Distribution Reinvestment Plan” section on page 20 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than any special distributions that are designated by our board of directors. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to you. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

The third paragraph of the “Plan of Distribution – The Offering” section beginning on page 182 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 25,000,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter the purchase price per share under our distribution reinvestment plan will be 95% of the net asset value per share of common stock, as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. The offering of shares of our common stock will terminate on the earlier of (i) June 8, 2014,

(ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Real Properties

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 9 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 114 of the prospectus.

Wholly-owned properties

The following table summarizes the properties acquired since April 26, 2013. The properties were purchased from sellers unaffiliated with us, our advisor or our respective affiliates and were generally acquired through the use of proceeds from our initial public offering and debt.

Property Description	Date Acquired	Year Built	Purchase Price	Property Taxes *	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Wilkes-Barre Healthcare Facility	05/31/2013	2012	$4,375,000	$22,825	$87,500	7.54%	8.69%	100%	Mountain Top, PA
Fresenius Healthcare Facility	06/11/2013	2010	4,640,000	66,465	92,800	7.59%	8.93%	100%	Goshen, IN
Leonia Data Center	06/26/2013	1988	14,760,000	235,000	295,200	7.75%	8.35%	100%	Leonia, NJ
Physicians’ Specialty Hospital	06/28/2013	1994	22,625,000	56,169	452,500	8.50%	9.80%	100%	Fayetteville, AR
Christus Cabrini Surgery Center	07/31/2013	2007	4,700,000	46,751	94,000	8.30%	9.41%	100%	Alexandria, LA
Valley Baptist Wellness Center	08/16/2013	2007	10,283,000	55,836	205,660	7.43%	8.58%	100%	Harlingen, TX
Akron General Integrated Medical Facility	08/23/2013	2013	9,681,000	5,000	193,620	7.40%	8.47%	100%	Green, OH
Victory Medical Center Landmark	08/29/2013	2013	32,166,500	50,596	643,330	8.07%	10.30%	100%	San Antonio, TX
Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/06/2013	2012	22,038,000	135,761	440,760	7.48%	8.69%	100%	San Antonio, TX
AT&T Wisconsin Data Center	09/26/2013	1989	51,870,000	109,870	1,037,400	6.55%	7.17%	100%	Waukesha, WI

			$177,138,500	$784,273	$3,542,770

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
*	Represents property taxes on the property for 2012.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of these properties. Among other things, the property manager has the authority to negotiate and enter into leases for the properties on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the properties in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the properties acquired since April 26, 2013:

Property Description(8)	Tenant	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(1)	Current Annual Base Rent	Base Rent Per Square Foot	Lease Expiration
Wilkes-Barre Healthcare Facility(2)	Wilkes-Barre Hospital Company, LLC	15,996	100%	2/5 yr	$328,000(3)	$20.50	02/29/2024
Fresenius Healthcare Facility(2)	Fresenius Medical Care Nephrology Partners Renal Care Centers, LLC	15,462	100%	3/5 yr	$346,000(4)	$22.40	02/28/2025
Leonia Data Center(6)	Infocrossing, Inc.	67,000	100%	—	$1,183,000	$17.66	06/30/2022
Physicians’ Specialty Hospital(2)	Physicians’ Specialty Hospital, LLC	55,740	100%	3/5 yr	$1,923,000(5)	$34.50	04/01/2024
Christus Cabrini Surgery Center(2)	Christus Cabrini Surgery Center, LLC	15,600	100%	2/5 yr	$390,000(7)	$25.00	07/31/2025
Valley Baptist Wellness Center(2)	Valley Baptist	38,111	100%	2/5 yr.	$758,147(7)	$19.89	03/15/2027
Akron General Integrated Medical Facility(2)	Akron General Health System	38,564	100%	2/10 yr.	$711,506(3)	$18.45	04/30/2025
Victory Medical Center Landmark(2)	Victory Medical Center	82,316	100%	3/5 yr.	$2,595,052(3)	$31.53	09/01/2033
Post Acute/Warm Springs Rehab Hospital of Westover Hills(2)	Post Acute Medical	50,000	100%	2/5 yr.	$1,638,175(5)	$32.76	07/31/2029
AT&T Wisconsin Data Center(6)	AT&T Services	142,952	100%	4/5 yr.	$3,395,110(5)	$23.75	09/30/2023

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of the tenants are healthcare related. The Wilkes-Barre Healthcare Facility is located in the Scranton-Wilkes-Barre, Pennsylvania metropolitan statistical area, the Fresenius Healthcare Facility is located in the Elkhart-Goshen, Indiana metropolitan statistical area, the Physicians’ Specialty Hospital is located in the Fayetteville-Springdale-Rogers, Arkansas metropolitan statistical area, the Christus Cabrini Surgery Center is located in the Alexandria, Louisiana metropolitan statistical area, the Valley Baptist Wellness Center is located in the Brownsville-Harlingen, Texas metropolitan statistical area, the Akron General Integrated Medical Facility is located in the Akron, Ohio metropolitan statistical area, the Victory Medical Center Landmark is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, and the Post Acute/Warm Springs Rehab Hospital of Westover Hills is located in the San Antonio-New Braunfels, Texas metropolitan statistical area. Each property may compete with other medical facilities for tenants if the current tenant lease is not renewed.

(3)	The annual base rent under the lease increases every year by 2.50% of the then-current base rent.
(4)	The annual base rent under the lease increases every year by the lower of (i) the percentage change in the Consumer Price Index or (ii) 3.0% of the then-current base rent.
(5)	The annual base rent under the lease increases every year by 2% of the then-current base rent.
(6)	All of the operations and the principal nature of business of the tenants are data center related. The Leonia Data Center is located in the New-York-Northern New Jersey-Long Island metropolitan statistical area, and the AT&T Wisconsin Data Center is located in the Milwaukee-Waukesha-West Allis, Wisconsin metropolitan statistical area. Each property may compete with other data centers for tenants if the current tenant lease is not renewed.
(7)	The annual base rent under the net lease increases by 2.25% of the then-current base rent.
(8)	We believe all our properties are suitable for their present and intended purposes, and adequately covered by insurance.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively. The preliminary depreciable basis in the properties acquired since April 26, 2013, that is estimated as of their respective acquisition date, is as follows:

Wholly-owned Property	Depreciable Tax Basis
Wilkes-Barre Healthcare Facility	$4,115,000
Fresenius Healthcare Facility	$4,176,000
Leonia Data Center	$13,284,000
Physicians’ Specialty Hospital	$20,363,000
Christus Cabrini Surgery Center	$4,230,000
Valley Baptist Wellness Center	$9,254,700
Akron General Integrated Medical Facility	$8,712,900
Victory Medical Center Landmark	$28,949,850
Post Acute/Warm Springs Rehab Hospital of Westover Hills	$19,834,200
AT&T Wisconsin Data Center	$46,683,000

Placement of Debt on Certain Real Property Investments

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments — Wholly-owned properties” section beginning on page 119 of the prospectus.

Wholly-owned properties

On October 11, 2013, we obtained the following note payable in connection with the acquisition of the Valley Baptist Wellness Center:

Property Description	Lender	Loan Balance	Interest Rate (1)	Loan Date
Valley Baptist Wellness Center	American Momentum Bank	$6,320,000(2)	4.75%	10/11/2013 10/11/2018

(1) Represents the fixed interest rate of 4.75% per annum.

(2) Subject to certain exceptions, the loan is recourse as to Valley Baptist Wellness Center. In addition, pursuant to a guaranty Carter Validus Operating Partnership, LLC’s liability is limited to 25% of the outstanding principal balance to the loan. The loan agreement also contains various affirmative and negative covenants that are customary for loan agreement and transactions of this type, including limitations on the incurrence of additional debt by the Valley Baptist Wellness Center.

Risk Factors

The following disclosure replaces in its entirety the risk factor which begins with the sentence “We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations.” on page 8 of the prospectus:

We have paid and may continue to pay distributions from any source, including from sources other than cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the six months ended June 30, 2013, our cash flow provided by operations of approximately $8.0 million covered 89.8% of our distributions paid (total distributions were approximately $8.9 million, of which $4.9 million was paid in cash and $4.0 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock pursuant to the distribution reinvestment plan. We may use, and have no limits on the amounts we may use, proceeds from this offering, the sale of assets, advances and financings to fund distributions. Any distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate and negatively impact the value of your investment. As a result, the amount of distributions paid at any time may not reflect the performance of our properties or our cash flow from operations.

The following disclosure replaces in its entirety the risk factor “Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real-estate related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.” appearing on page 27 of the prospectus.

Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real estate-related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock issued pursuant to the distribution reinvestment plan. For the six months ended June 30, 2013, our cash flow provided by operations of approximately $8.0 million covered 89.8% of our distributions paid (total distributions were approximately $8.9 million, of which $4.9 million was cash and $4.0 million was reinvested in shares of our common stock pursuant to our distribution reinvestment plan) during such period and such shortfall was paid from proceeds from the offering and common stock pursuant to the distribution reinvestment plan. Additionally, we may in the future pay distributions from sources other than from our cash flow from operations. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flow from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return you realize on your investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to you upon a Liquidity Event, any or all of which may have an adverse effect on your investment.

Distribution Policy and Distributions

The following data supplements and should be read in conjunction with the discussion contained in the “Prospectus Summary—Distribution Policy” section on page 10 of the prospectus and the section of our prospectus captioned “Description of Shares—Distribution Policy and Distributions” beginning on page 152 of the prospectus.

On August 2, 2013, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on September 1, 2013 and ending November 30, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock per day, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions will be payable to stockholders from legally available funds therefor. The distributions for September 2013 were paid in October 2013 and the distributions for October 2013 would be paid in November 2013. The distributions for November 2013 would be paid in December 2013.

We have made the following distributions to our stockholders:

Period Ended	Date Paid	Distribution
July 31, 2011	August 1, 2011	$34,000
August 31, 2011	September 1, 2011	$76,000
September 30, 2011	October 1, 2011	$97,000
October 31, 2011	November 1, 2011	$123,000
November 30, 2011	December 1, 2011	$142,000
December 31, 2011	January 3, 2012	$173,000
January 31, 2012	February 1, 2012	$200,000
February 29, 2012	March 1, 2012	$220,000
March 31, 2012	April 2, 2012	$287,000
April 30, 2012	May 1, 2012	$340,000
May 31, 2012	June 1, 2012	$425,000
June 30, 2012	July 2, 2012	$487,000
July 31, 2012	August 1, 2012	$575,000
August 31, 2012	September 1, 2012	$666,000
September 30, 2012	October 1, 2012	$746,000
October 31, 2012	November 1, 2012	$886,000
November 30, 2012	December 1, 2012	$966,000
December 31, 2012	January 2, 2013	$1,124,000
January 31, 2013	February 1, 2013	$1,257,000
February 28, 2013	March 1, 2013	$1,273,000
March 31, 2013	April 1, 2013	$1,584,000
April 30, 2013	May 1, 2013	$1,727,000
May 31, 2013	June 3, 2013	$1,997,000
June 30, 2013	July 1, 2013	$2,153,000
July 31, 2013	August 1, 2013	$2,471,000
August 31, 2013	September 1, 2013	$2,766,000
September 30, 2013	October 1, 2013	$2,976,000

For the year ended December 31, 2012, we paid distributions of $6.0 million, of which $3.2 million was paid in cash and $2.8 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. During the year ended December 31, 2012, our cash flows provided by operations of approximately $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid. Net loss and funds from operations, or FFO, were $(7.7) million and $(3.0) million, respectively, for the year ended December 31, 2012. For the six months ended June 30, 2013, we paid distributions of $8.9 million, of which $4.9 million were paid in cash and $4.0 million were reinvested in shares of our common stock pursuant to the distribution reinvestment plan, and of which 89.8% were paid from cash flows provided by operations of $8.0 million. Net income and FFO were $2.9 million and $9.1 million, respectively, for the six months ended June 30, 2013. As of June 30, 2013, cumulative since inception, we paid distributions of $15.4 million, of which $8.4 million were paid in cash and $7.0 million were reinvested in shares of our common stock pursuant to the distribution reinvestment plan, and of which $8.4 million were paid from cash flows provided by operations of $9.2 million. Net loss and FFO were $(5.9) million and $5.3 million, respectively, as of June 30, 2013, cumulative since inception. We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation or amortization, and after adjustments for unconsolidated partnerships and joint ventures. Agreements for unconsolidated partnerships and joint ventures are calculated to reflect FFO. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and incorporated by reference in this prospectus supplement, for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net loss.

The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations, may cause us to incur additional interest expense as a result of borrowed funds and may cause subsequent investors to experience dilution.

The following table presents distributions and source of distributions for the periods indicated below (in thousands):

	Six Months Ended June 30, 2013		Year Ended December 31, 2012		Inception through June 30, 2013
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$4,940	55%	$3,206	54%	$8,368	54%
Distributions reinvested in DRIP	4,021	45%	2,765	46%	7,036	46%

Total distributions	$8,961	100%	$5,971	100%	$15,404	100%

Source of distributions:
Cash flows provided by operations	$4,940	55%	$1,277	21%	$8,368	54%
Proceeds from issuance of common stock pursuant to the DRIP	4,021	45%	2,765	46%	7,036	46%
Proceeds from offering	—	—%	1,929	33%	—	—%

Total sources	$8,961	100%	$5,971	100%	$15,404	100%

Amounts listed above include distributions paid on nonvested shares of our restricted common stock.

Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 89 of the prospectus.

The following table summarizes the compensation, fees and expenses incurred by us, our advisor and its affiliates related to the offering stage during the respective periods (amounts are rounded):

	For the Six Months Ended June 30, 2013	For the Twelve Months Ended December 31, 2012
Offering Stage:
Selling commissions	$12,162,000	$10,876,000
Selling commissions reallowed by our dealer manager	$12,162,000	$10,876,000
Dealer manager fee	$5,186,000	$4,661,000
Dealer manager fee reallowed by our dealer manager	$1,442,000	$1,330,000
Other organization and offering expenses	$4,536,000	$2,999,000

The following table summarizes any compensation fees and expenses incurred by us, our advisor and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (amounts are rounded):

	For the Six Months Ended June 30, 2013	For the Twelve Months Ended December 31, 2012
Acquisitions and Operations Stage:
Acquisition fees and expenses	$3,197,000	$11,474,000
Asset management fees (1)	$1,626,000	$133,000
Property management and leasing fees and expenses	$608,000	$561,000
Operating expenses	$428,000	$280,000

(1)	Our advisor irrevocably waived, without recourse, all deferred asset management fees earned during the period beginning January 2012 and ended on the first day on which our distribution payout ratio was less than 100% and has no recourse against us for the payment of such fees.

During the six months ended June 30, 2013 and the year ended December 31, 2012, no commissions or fees were incurred for services provided by our advisor and its affiliates related to the liquidation/listing stage.

Our advisor, or its affiliates, incurred other organization and offering expenses on our behalf of approximately $7,953,000 and $6,065,000 as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013, we paid SC Distributors approximately $35,701,000 in selling commissions and broker dealer fees, reimbursed SC Distributors approximately $7,953,000 in offering expenses and accrued approximately $2,943,000 of other offering expenses, the total of which represents our maximum liability for organization and offering costs in connection with the initial public offering. As of June 30, 2013, we reimbursed our advisor approximately $6,354,000 in offering costs.

As of June 30, 2013, compensation incurred but not yet paid to our advisor or its affiliates was $3,716,000 representing asset and property management fees, acquisition costs, general and administrative costs, and offering costs, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 102 of the prospectus:

Bay Area Preferred Equity Loan and Repayment of the Bay Area Bridge Loan

We, through our operating partnership, are a party to a preferred equity loan agreement, or the Bay Area Preferred Equity Loan, with Bay Area Hospital Property Company, LLC, an unaffiliated entity, to provide funds to the borrower in an aggregate principal amount of $22,500,000, proceeds from which will be used for the construction of a 104-bed acute care hospital, located in Webster, Texas, or the Bay Area Hospital. The Bay Area Regional Medical Center is expected to be completed in June 2014. The Bay Area Preferred Equity Loan is collateralized by the membership interest in the members of the parent company of Bay Area Hospital Real Estate, LLC, and is guaranteed by the parent company and its two members. In connection with the Bay Area Preferred Equity Loan, the borrower repaid the $20,000,000 outstanding balance under the Bay Area Bridge Loan.

The Bay Area Preferred Equity Loan bears interest at a per annum rate equal to 17%. The borrower will pay a current interest rate of 10% per annum and will accrue interest at 7% as exit interest per annum based on the average daily outstanding balance during the term of the Bay Area Preferred Equity Loan. The exit interest is due upon repayment of the Bay Area Preferred Equity Loan. In connection with entering into the Bay Area Preferred Equity Loan, we paid our advisor an origination fee of $450,000. The Bay Area Preferred Equity Loan can be prepared in accordance with the terms of the loan agreement and matures in November 2018. As of October 11, 2013, we had funded $22,500,000 under the Bay Area Preferred Equity Loan.

Victory/Walnut Hill Bridge Loan

We, through our operating partnership, are a party to a bridge loan agreement with three unaffiliated borrowers, or the Victory/Walnut Hill Bridge Loan, pursuant to which, the operating partnership agreed to provide funds to the borrowers in an aggregate principal amount of $18,000,000 to be used for the construction of certain properties directly or indirectly owned by the borrowers. In connection with entering into the Victory/Walnut Hill Bridge Loan, the borrowers paid us a commitment fee in the aggregate of $200,000 and we paid our advisor an origination fee of $200,000.

In connection with our purchases of, and with proceeds from, the Valley Baptist Wellness Center and the Victory Medical Center Landmark, the borrowers repaid $11,000,000 of the Victory/Walnut Hill Bridge Loan. As of October 11, 2013, there was still approximately $7,000,000 outstanding under the Victory/Walnut Hill Bridge Loan.

The obligations of the borrowers under the Victory/Walnut Hill Bridge Loan are guaranteed by Manfred Co., L.C., which is the parent company of the borrowers, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Victory/Walnut Hill Bridge Loan is collateralized by a 23-acre parcel of land in Houston, Texas and a 150,000 square feet medical office building in Houston, Texas. The Victory/Walnut Hill Bridge Loan bears interest at a per annum rate equal to 12% and matures upon the earlier to occur of (i) the sale or refinancing of the properties under construction; (ii) May 7, 2014; and (iii) the date on which all of the obligations of the borrowers under the loan agreement become due and payable.

Amendment of KeyBank Loan Agreement

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria — Placement of Debt on Certain Real Property Investments — Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On June 11, 2013, our operating partnership, certain of our affiliates and the lenders party to the KeyBank Credit Facility entered into a second amendment to the KeyBank Loan Agreement. In connection with the amendment, the definition of “Mortgage Note Receivables” appearing in section 1.1 of the KeyBank Loan Agreement was amended and restated to include mortgage and notes receivables and other promissory notes, including interest payments thereunder, in favor of, or payable to, the operating partnership or any subsidiary party to the KeyBank Loan Agreement that are secured by (a) a mortgage loan on a data center asset or a medical asset or (b) a pledge of the equity interest in any entity which directly or indirectly owns an equity interest in any entity that owns a data center asset or a medical asset.

Additionally, section 8.3 of the KeyBank Loan Agreement, which deals with certain exceptions to the restrictions on investments made by the operating partnership, was amended to allow for (i) investments by the operating partnership or its subsidiaries (other than subsidiaries who are guarantors under the KeyBank Loan Agreement) in mortgage note receivables and (ii) the acquisition of fee simple interests or long-term ground lease interests in real estate by the operating partnership or its subsidiaries party to the KeyBank Loan Agreement that meet the property type requirements of a data center asset or a medical asset. In connection with the amendment, the lenders also acknowledged that the two loans previously made by the operating partnership qualified as permitted investments under section 8.3 of the KeyBank Loan Agreement.

Increase in KeyBank Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On August 9, 2013, the operating partnership and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank, and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000, consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the operating partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the operating partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.00% to 1.75% (the base rate was previously set at a range from 1.25% to 2.25%), which is determined based on the overall leverage of the operating partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments. The unused fee is payable quarterly in arrears.

Each subsidiary of the operating partnership in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the additional properties in which the operating partnership has pledged a security interest that serves as collateral for the KeyBank Credit Facility since April 26, 2013:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
HC –239 S. Mountain Boulevard, LP	Wilkes-Barre Healthcare Facility	June 6, 2013	$2,244,000
HC – 2257 Karisa Drive, LLC	Fresenius Healthcare Facility	June 24, 2013	$2,358,000
DC-2 Christie Heights, LLC	Leonia Data Center	July 26, 2013	$7,705,000
HC-3873 N. Parkview Drive, LLC	Physicians’ Specialty Hospital	July 31, 2013	$13,048,000
HC-1946 Town Park Boulevard, LLC	Akron General Integrated Medical Facility	August 28, 2013	$4,791,000
HC-5330 N. Loop 1604 West, LLC	Victory Medical Center Landmark	September 19, 2013	$18,268,000
HC-10323 State Highway 151, LLC	Post Acute/Warm Springs Rehab Hospital of Westover Hills	September 19, 2013	$11,429,000
DC-N15W24250 Riverwood Drive, LLC	AT&T Wisconsin Data Center	September 26, 2013	$23,268,000
HC-3436 Masonic Drive, LLC	Christus Cabrini Surgery Center	October 2, 2013	$2,612,000

(1)	The operating partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The operating partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we had drawn down $55,000,000 under the KeyBank Credit Facility and we had approximately $169,678,000 remaining available under the KeyBank Credit Facility with an aggregate borrowing base availability of $114,678,000.

Share Repurchase Program

The thirteenth paragraph of the “Share Repurchase Program” section beginning on page 172 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws. For the six months ended June 30, 2013, we received share repurchase requests and repurchased 16,000 shares of our common stock for an aggregate of $151,000 at an average repurchase price of $9.44 per share, using proceeds we received from the sale of shares of our common stock pursuant to the DRIP. For the year ended December 31, 2012, we had received share repurchase requests and had repurchased 20,000 shares of our common stock for an aggregate of $196,000 at an average price of $9.80 per share using proceeds we received from the sale of shares of our common stock pursuant to the DRIP.

An Update to the Key Personnel of the Advisor

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

The following key personnel was added to the Advisor in July 2013 :

Name	Age	Position(s)
Luke Lee	33	Vice President of Acquisitions and Due Diligence —Healthcare Division

Luke Lee is the Vice President—Healthcare Division of Carter/Validus Advisors, LLC. Mr. Lee brings 15 years of experience in the West/Southwest United States as a finance and real estate professional with a focus in acquisition, valuation, modeling and analysis of real estate assets. Most recently Mr. Lee was an acquisitions manager at Healthcare Trust of America, Inc. (HTA), a leading publicly traded REIT. In that role Mr. Lee sourced and closed over $500 million in acquisitions and analyzed over $6 billion in healthcare acquisition opportunities. Mr. Lee was also responsible for building argus models, underwriting acquisition opportunities and due diligence. Prior to HTA, Mr. Lee earned his appraisal license in 2010 as a valuation manager at CB Richard Ellis. Additionally, Mr. Lee achieved his CPA designation in 2005 during his tenure at Ernst & Young, LLP, where he was promoted to a manager within the Real Estate Advisory Services Group. Mr. Lee began his career at Raymond James as a financial analyst where he attained his Series 7 and Series 63 licenses in 1999. Mr. Lee’s educational degrees include a Bachelor of Science in Finance from Arizona State University in 2001 and a Master of Science in Accountancy from the University of Notre Dame in 2002.

Estimated Use of Proceeds of the Offering

The following supersedes and replaces the table contained in the “Prospectus Summary—Estimated Use of Proceeds of This Offering” section on page 12 and the table contained in the “Estimated Use of Proceeds” section on page 59 of the prospectus, and all similar discussions appearing throughout the prospectus.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,500,000,000	100.00%	$1,737,500,000	100.00%
Less offering expenses:
Selling commissions and dealer manager fee	146,250,000	9.75%	146,250,000	8.42%
Organization and offering expenses	18,750,000	1.25%	21,718,750	1.25%

Amount available for investment	$1,335,000,000	89.00%	$1,569,531,250	90.33%

Acquisition:
Acquisition and advisory fees	$25,960,136	1.73%	$30,520,783	1.76%
Acquisition expenses	9,735,057	0.65%	11,445,294	0.66%
Working capital reserve	1,298,007	0.09%	1,526,039	0.09%

Amount invested in properties	$1,298,006,806	86.53%	$1,526,039,134	87.82%

The following information supersedes and replaces footnote (5) on page 60 of the Prospectus.

(5)

Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property or other real estate related investments (including our pro rata share of debt attributable to such property); however, expenses on a particular acquisition or investment may be higher. Acquisition fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us. Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition expenses would be $17,167,940. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition expenses would be $20,029,264.

Management Compensation and Estimated Acquisition Expenses

The following information supersedes and replaces the first paragraph in the “Prospectus—Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 of the prospectus, the “Management Compensation” section beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus.

We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. For a more detailed discussion of compensation, see the table included in the “Management Compensation” section of this prospectus, including the footnotes thereto. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Footnotes (3) and (7) on page 88 of the prospectus are deleted in their entirety and the remaining footnotes are renumbered accordingly.

The following information supersedes and replaces the discussion related to the estimated acquisition expenses payable to our advisor contained in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 and the “Management Compensation” section beginning on page 84 of the prospectus.

The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Acquisition Expenses – Carter/Validus Advisors, LLC

We pay, or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or other real estate-related investment; however, expenses on a particular acquisition or investment may be higher.

$11,445,294 (or $17,167,940, assuming that we incur our expected leverage set forth in our investment guidelines, or $20,029,264, assuming the maximum leverage set forth in our charter).

Selected Financial Data

The following information supplements, and should be read in conjunction with, the discussion contained in the “Selected Financial Data” section appearing on page 118 of the prospectus.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, which is incorporated herein by reference.

The selected financial data presented below as of December 31, 2012 has been derived from our audited consolidated financial statements. The selected financial data presented below as of June 30, 2013 and for the six months ended June 30, 2013 and 2012, has been derived from our unaudited condensed consolidated financial statements. Amounts are rounded, in thousands, except shares outstanding:

	As of June 30, 2013	As of December 31, 2012
Balance Sheet Data:
Total investment in real estate assets, net	$540,254	$443,423
Cash and cash equivalents	$43,752	$4,377
Derivative assets	$801	$—
Total assets	$660,281	$483,797
Notes payable	$169,259	$156,847
Credit facility	$55,000	$55,500
Accounts payable and accrued liability	$8,106	$6,913
Accounts payable due to affiliates	$3,716	$5,674
Derivative liabilities	$17	$963
Intangible lease intangibles, net	$55,775	$54,022
Total equity	$368,408	$203,878

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012
Operating Data:
Total revenue	$26,564	$10,042
General and administrative expenses	$2,781	$429
Rental and parking expenses	$5,371	$2,694
Acquisition related expenses	$3,197	$3,113
Depreciation and amortization	$7,864	$2,683
Income from operations	$7,351	$1,123
Total other expense	$(3,647)	$(2,337)
Consolidated net income (loss)	$3,704	$(1,214)
Net income attributable to noncontrolling interest in consolidated partnerships	$(840)	$(616)
Net income (loss) attributable to the Company	$2,864	$(1,830)
Modified funds from operations (1)	$9,152	$844
Per share data:
Net income (loss) attributable to the Company:
Basic	$0.10	$(0.32)
Diluted	$0.10	$(0.32)
Distributions declared per common share	$0.35	$0.35
Weighted average shares outstanding:
Basic	28,911,913	5,654,878
Diluted	28,926,705	5,654,878
Cash Flow Data:
Net cash provided by operating activities	$8,046	$162
Net cash used in investing activities	$(137,325)	$(95,101)
Net cash provided by financing activities	$168,654	$117,764

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended

December 31, 2012, incorporated by reference into this prospectus, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net income.

Incorporation of Certain Information by Reference

The section titled “Incorporation of Certain Information by Reference” appearing on page 185 of the prospectus is hereby superseded in its entirety by the following:

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at our website, www.cvmissioncriticalreit.com. The contents of our website are not incorporated by reference in, or otherwise a part of, this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on April 1, 2013;

•	Quarterly Report for the quarter ended March 31, 2013, filed with the SEC on May 15, 2013;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the SEC on August 9, 2013;

•	Proxy Statement on Schedule 14A for the June 28, 2013 annual meeting of stockholders, filed with the SEC on April 17, 2013; and

•

Current Reports on Form 8-K and 8-K/A filed with the SEC on January 6, 2012, January 17, 2012, February 9, 2012, March 1, 2012, March 15, 2012, March 20, 2012, April 4, 2012, June 1, 2012, July 6, 2012, July 24, 2012, August 22, 2012, August 31, 2012, October 4, 2012, October 19, 2012, October 26, 2012, November 8, 2012, November 19, 2012, November 26, 2012, January 4, 2013, March 1, 2013, March 19, 2013, June 12, 2013, June 26, 2013, July 1, 2013, August 1, 2013, August 6, 2013, August 9, 2013, September 4, 2013, September 20, 2013, October 2, 2013 and October 4, 2013.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 4211 West Boy Scout Blvd., Suite 500, Tampa, Florida, 33607, (813) 287-0101, Attn: Investor Services. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Revised Subscription Agreements

Revised forms of our subscription agreements are attached as Appendix C, Appendix F and Appendix G to this prospectus supplement and replace these previous subscription agreements.

Product 1 Logo

Product 2 Logo

Subscription Agreement

This subscription agreement is not valid for use in AL, AR or TN.

1. Investment

Amount of Subscription: State of Sale:

Minimum Initial Investment is $2,000 ($2,500 - NewYork) Money Orders, Traveler’s Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.

Investment Amount

Payment will be made with: Carter Validus Mission Critical REIT, Inc. (CVMC REIT, Inc.)

Enclosed Checks Product 1 Funds Wired (Product 1)

Funds to Follow Product 2 (Product 2)

2. Account Type-Check One Box Only

Non-Qualified Registration Types Qualified Registration Types

Individual (If TOD, attach application) Joint Tenant* (If TOD, attach application) Tenants in Common* Community Property* Trust** Non-Profit Organization** UGMA: State of UTMA: State of Corporation**

S-Corp C-Corp

(Will default to S-Corp if nothing is marked)

Traditional (Individual) IRA Simple IRA Beneficial IRA SEP IRA ROTH IRA Partnership** Other (Specify) as Beneficiary for: Profit Sharing Plan** KEOGH Plan** Pension Plan**

*All parties must sign. **Please attach pages of trust/plan document (or corporate resolution) which lists the names of trust/plan, trustees, signatures and date.

The Certification of Investment Powers for Trust Accounts form may be completed in lieu of providing trust documents.

3. Investor Information-SSN or TIN Required

Investor #1 Name: SSN/Tax ID: DOB:

Investor #2 Name: SSN/Tax ID: DOB:

Street Address:

City: State: Zip Code:

Optional Mailing Address:

City:

State: Zip Code:

Phone (day): Phone (evening):

E-mail:

US Citizen

US Citizen residing outside the US

Foreign citizen, country: Check here if you are subject to backup withholding

4. Investment Title—SSN or TIN Required

Please print names in which shares of common stock are to be registered. Include trust name if applicable. If IRA or qualified plan, include both custodian and investor names and Tax ID Numbers. If same as above, write “Same.” Title Line 1: Title Line 2:

Primary SSN/TIN: Secondary SSN/TIN:

5. Custodian/ Trustee Information

Make checks payable to the custodian and send ALL paperwork directly to the custodian.

Trustee Name: Trustee Address 1: Trustee Address 2:

Trustee City: State: Zip Code:

Trustee Telephone Number: Investor’s Account Number with Trustee:

Trustee Tax Identification Number:

Important Note About Proxy Voting: By signing this subscription agreement, Custodian/Trustee authorizes the investor to vote the number of shares of common stock of CVMC REIT, Inc. and/or Product 1 and/or Product 2 that are beneficially owned by the investor as reflected on the records of CVMC REIT, Inc. and/or Product 1 and/or Product 2 as of the applicable record date at any meeting of the stockholders of CVMC REIT, Inc. and/or Product 1 and/ or Product 2. This authorization shall remain in place until revoked in writing by Custodian/Trustee. CVMC REIT, Inc. and/or Product 1 and/or Product 2 is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

6. Distribution Information (Choose one or more of the following options)

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%.

If you do not complete this section, distributions will be paid to the registered owner at the address in Section 3. IRA accounts may not direct distributions without the custodian’s approval.

If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, as applicable, you will promptly provide written notification to: CVMC REIT, Inc. and/or

Product 1 and/or Product 2 (as applicable) , c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.

I prefer to participate in the Distribution Reinvestment Plan, as described in the applicable Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2

Send distributions via check to investor’s home address (or for Qualified Plans to the address listed in Section 5)

Send distributions via check to the alternate payee listed here (not available for Qualified Plans without custodial approval) % of Distribution Name: Address: City: State: Zip Code: Account Number:

Direct Deposit (Attach Voided Check) I authorize CVMC REIT, Inc. and/or Product 1 and/or Product 2 or its agent to deposit my distributions in the checking or savings account identified below. This authority will remain in force until I notify CVMC REIT, Inc. and/or Product 1 and/or Product 2 in writing to cancel it. In the event that CVMC REIT, Inc. and/or Product 1 and/or Product 2 deposits funds erroneously into my account, CVMC REIT, Inc. and/or Product 1 and/or Product 2 is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name: % of Distribution Checking

ABA/ Routing Number: Account Number: Savings

7. Broker—Dealer and Registered Representative Information

Broker-Dealer Name:

Representative Name: Rep Number:

Representative’s Firm Name: Branch ID:

Representative’s Address:

Representative’s City: State: Zip Code:

Representative’s Phone: Representative’s Fax Number:

Representative’s E-mail Address:

This Subscription was made as follows:

Through a participating Broker-Dealer

Through a participating RIA* unaffiliated with a participating Broker-Dealer

Shares are being purchased net of commissions

*A participating RIA is a RIA who has entered into a Placement Agreement

Based on the information I obtained from the subscriber regarding the subscriber’s financial situation and investment objectives, I hereby certify to CVMC REIT, Inc. and/or Product 1 and/or Product 2 that I have reasonable grounds for believing that the purchase of the shares by the Subscriber is a suitable and appropriate investment for this Subscriber.

Signature of Financial Representative: Date:

(If required by Broker-Dealer)

Branch Manager Signature: Date:

8. Electronic Delivery (Optional)

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockbroker communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or Product 2. If you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or

Product 1 and/or Product 2 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/or Product 1 and/or Product 2 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 and/or Product 2 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications.

Electronic Delivery Acknowledgement Only

Signature of Investor: Date:

Signature of Joint Investor: Date:

E-mail: (If blank—email from Section 3 will be used)

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I (we) have received the final Prospectus of CVMC REIT, Inc. at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under “Suitability Standards.” I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner 4. I (we) am/are purchasing the shares for the account referenced above.

Owner Co-Owner 5. I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

Owner Co-Owner 6. For residents of New Jersey only: My (our) liquid worth is at least 10 times my (our) investment in this or similar programs.

Owner Co-Owner 7. For residents of California only: I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $100,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment does not exceed ten percent (10%) of my (our) net worth; provided, however, that such suitability standards shall not be applicable to an individual (or a husband and wife) who, including the proposed purchase, has not purchased more than $2,500 worth of securities issued or proposed to be issued by us within the 12 months preceding the proposed sale.

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc., continued

Owner Co-Owner 8. If I (we) am/are a Kansas or Massachusetts Investor: I (we) acknowledge that the Office of the Kansas Securities Commissioner and the Massachusetts Securities Division recommend that investors limit their aggregate investment in shares of CVMC REIT, Inc. and other similar direct participation investments to not more than 10% of their liquid net worth. For purposes of this recommendation for Kansas investors, liquid net worth is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 9. For residents of Kentucky, Michigan and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner Co-Owner 10. For residents of Iowa, Maine, North Dakota, Ohio and Oregon only: My (our) investment in CVMC REIT, Inc. and all affiliates of CVMC REIT, Inc. does not exceed 10% of my (our) liquid net worth.

Owner Co-Owner 11. For residents of Nebraska only: I (we) either: (i) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $100,000 and an annual income of $70,000, or (ii) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $350,000. In addition, my (our) investment does not exceed ten percent of my (our) net worth (excluding home, home furnishings and automobiles).

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, CVMC REIT, INC. WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, and (iii) I am a U.S. person.

Signature of Investor: Date: Signature of Joint Investor or for Qualified Plans, of Trustee/Custodian: Date:

10. Subscriber Signatures for Product 1

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I (we) have received the final Prospectus of Product 1 at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under “Suitability Standards.” I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I (we) acknowledge that there is no public market for the shares and, thus, my (our) investment in shares is not liquid.

Owner Co-Owner 4. I (we) am purchasing the shares for the account referenced in Section 4.

Owner Co-Owner 5. I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

MAILING INSTRUCTIONS

PLEASE NOTE: Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail Overnight Mail

Investment Processing Department Investment Processing Department

c/o DST Systems, Inc. c/o DST Systems, Inc.

P.O. Box 219731 430 W. 7th Street

Kansas City, MO 64121-9731 Kansas City, MO 64105

Toll Free: 888.292.3178 Toll Free: 888.292.3178

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc., can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: 9871916944

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106 ABA #: 101000695

Account #: XXXXXXXXX

FAO: (Include Account Title)

Product 2 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 2” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for

Product 2

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

ABA #: 101000695

Account #: XXXXXXXXX

FAO: (Include Account Title)

Product 1 Logo

Product 2 Logo

Investor Instructions

This subscription agreement is not valid for use in AL, AR or TN.

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1. Investment

PLEASE NOTE: Money orders, traveler’s checks, starter checks, foreign checks, counter checks, third-party checks or cash will not be accepted.

A minimum initial investment of $2,000 is required, except in New York, where the minimum investment is $2,500. In no event shall any investment be less than $100.

2. Account Type-Check One Box Only

Please check the appropriate box to indicate the account type of the subscription.

3. Investor Information—SSN or TIN Required

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment. Partnerships, corporations and other organizations should include the name of an individual to whom correspondence should be addressed. Non-resident aliens must also supply IRS form W-8BEN.

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9 and/or 10 and/or 11, you are certifying that this number is correct.

4. Investment Title—SSN or TIN Required

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9 and/or 10 and/or 11, you are certifying that this number is correct.

Please print the exact name(s) in which shares are to be registered. Include the trust/entity name, if applicable. If the account is Qualified, include the names and taxpayer identification numbers of the investor and the custodian or trustee.

5. Custodian/ Trustee Information

Make checks payable to the custodian and send ALL paperwork directly to the custodian.

If you would like to purchase shares through an IRA account, First Trust Retirement has agreed to act as IRA custodian for such purpose for both Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2. In addition, Community National Bank has agreed to act as IRA Custodian for purchases of Carter Validus Mission Critical REIT only or for joint purchases with Product 1 and/or Product 2; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with either First Trust Retirement or Community National Bank, we will pay the fees related to the establishment of such accounts with First Trust Retirement or Community National Bank and the first calendar year base fee. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by either of the IRA custodians, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or through our dealer manager at 1-888-292-3178.

Complete this section if the registered owner of the investment will be a Custodian Plan or Trust.

6. Distribution Information (Choose one or more of the following options)

PLEASE NOTE: If you elect to participate in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, you must agree that if at any time you cannot make the investor representations or warranties set forth in the Prospectus or the Subscription Agreement relating to such investment, you must promptly notify the Investment Processing Department for Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 in writing of that fact.

Complete this section to enroll in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, to elect to receive distributions by direct deposit and/or to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the Distribution Reinvestment Plan. You must indicate the percentage of our distribution to be applied to each option selected and the sum of the allocations must equal 100%. (If you do not complete this section, distributions will be paid to the registered owner at the address in Section 3. IRA accounts may not direct distributions without the custodian’s approval.)

7. Broker—Dealer and Registered Representative Information

PLEASE NOTE: The Broker-Dealer or Registered Investment Advisor must complete and sign this section of the Subscription Agreement. All Fields are Mandatory.

Required Representations: By signing Section 7, the registered representative of the Broker-Dealer or Registered Investment Advisor confirms on behalf of the Broker-Dealer that he or she:

• has reasonable grounds to believe the information and representations concerning the investor identified herein are true, correct, and complete in all respects;

• has discussed the investor’s prospective purchase of shares with such investor;

• has advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and other fundamental risks related to the investment in the shares, the restrictions on transfer of the shares and the risk that the investor could lose his or her entire investment in the shares;

• has delivered to the investor the Prospectus required to be delivered in connection with this subscription;

• has reasonable grounds to believe the investor is purchasing these shares for the account referenced in Section 4, and

• has reasonable grounds to believe the purchase of shares is a suitable investment for such investor, and such investor meets the suitability standards applicable to the investor set forth in the Prospectus and such investor is in a financial position to enable the investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

In addition, the registered representative of the Broker-Dealer or Registered Investment Advisor represents that he or she and the Broker-Dealer, (i) are duly licensed and may lawfully offer and sell the shares in the state where the investment was made and in the state designated as the investor’s legal residence in Section 3; and (ii) agree to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor for a period of six years.

8. Electronic Delivery (Optional)

Instead of receiving paper copies of the applicable Prospectus, Prospectus supplements, annual reports, proxy statements, and other stockbroker communications and reports, you may elect to receive electronic delivery of stockholder communications from Carter Validus Mission Critical REIT, Inc. and/ or Product 1 and/or Product 2. If you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing the Subscription Agreement in Section 8, you acknowledge and agree that you will not receive paper copies of any stockholder communications unless (i) you notify Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 that you are revoking this election with respect to all stockholder communications or (ii) you specifically request that Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 send a paper copy of a particular stockholder communications to you. Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 has advised you that you have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. You also understand that you have the right to request a paper copy of any stockholder communication. By electing electronic delivery, you understand that you may incur certain costs associated with spending time online and downloading and printing stockholder communications and you may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair your timely receipt of or access to stockholder communications.

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations in paragraph (1) through (5). If a New Jersey resident you must also initial paragraph (6), if a California resident you must also initial paragraph (7), if a Kansas or Massachusetts resident you must also initial paragraph (8), if a Kentucky, Michigan or Pennsylvania resident you must also initial paragraph (9), if an Iowa, Maine, North Dakota, Ohio or Oregon resident you must also initial paragraph (10) and if a Nebraska resident you must also initial paragraph (11). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Carter Validus Mission Critical REIT, Inc. Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 and/or 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

10. Subscriber Signatures for Product 1

Please separately initial each of the representations in paragraph (1) through (5). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Product 1 Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 and/or 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

11. Subscriber Signatures for Product 2

Please separately initial each of the representations in paragraph (1) through (5). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Product 2 Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 and/or 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

MAILING INSTRUCTIONS

PLEASE NOTE: Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail

Investment Processing Department c/o DST Systems, Inc. P.O. Box 219731 Kansas City, MO 64121-9731 Toll Free: 888.292.3178 Overnight Mail Investment Processing Department c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105 Toll Free: 888.292.3178

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. Investors: The portion of your purchase that is for Carter Validus Mission Critical REIT, Inc., can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor Kansas City, MO 64106 ABA #: 101000695 Account #: 9871916944

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor Kansas City, MO 64106 ABA #: 101000695

Account #: XXXXXXXXX FAO: (Include Account Title)

Product 2 Investors: The Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Agent for Product 2” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A., as Agent for Product 2 1010 Grand Boulevard, 4th Floor Kansas City, MO 64106 ABA #: 101000695 Account #: XXXXXXXXX

FAO: (Include Account Title)